

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2017

William G. Rice
Chief Executive Officer
Aptose Biosciences Inc.
5955 Airport Road, Suite 228
Mississauga, Ontario L4V 1R9
Canada

>   **Re: Aptose Biosciences Inc.**
>   **Registration Statement on Form F-1**
>   **Filed November 28, 2017**
>   **File No. 333-221783**

Dear Dr. Rice:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ada D. Sarmento at 202-551-3798 with any questions.

>   Division of Corporation Finance
>   Office of Healthcare & Insurance

cc: Daniel M. Miller, Esq.